EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
COMPLETES THE SALE OF ITS OWNERSHIP INTEREST IN THE COLD LAKE PIPELINE
CALGARY, ALBERTA – DECEMBER 16, 2016 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that the agreement relating to monetizing the Company’s non-core ownership interest in the Cold Lake Pipeline, to Inter Pipeline Ltd (“Inter Pipeline”) has been completed.

Canadian Natural received gross proceeds of $350 million in cash and 6,417,740 common shares of Inter Pipeline at an ascribed value of $177.5 million (approximately $186.6 million based upon December 15, 2016 close) for total value of approximately $527.5 million (approximately $536.6 million based upon December 15, 2016 close), subject to closing adjustments.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer and Senior Vice-President, Finance MARK A. STAINTHORPE Director, Treasury and Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com